May 18, 2015

CRH Announces Total Consideration for the Any and All Cash Tender Offers by CRH America, Inc.

CRH plc (“CRH”) announced today the Reference Yield and the Total Consideration for each series of Notes subject to the previously announced any and all cash tender offers (the “Tender Offer”) by its wholly owned subsidiary, CRH America, Inc. (“CRH America”). The terms and conditions of the Tender Offer are described in the Offer to Purchase dated May 12, 2015 (the “Offer to Purchase”), the related Letter of Transmittal (the “Letter of Transmittal”) and Notice of Guaranteed Delivery (the “Notice of Guaranteed Delivery”) that were distributed to Holders of the Notes.

The Reference Yield for the Tender Offer was determined at 2:00 p.m., New York City time, today. The Total Consideration for each series of the Notes is based on the Reference Yield plus the Fixed Spread as set forth in the table below.

Title of Security	CUSIP/ISIN	Reference US Treasury Security	Reference Yield	Fixed Spread (basis points)	Tender Offer Yield	Total Consideration per $1,000
4.125% Notes due 2016	12626PAK9/ US12626PAK93	0.375% US Treasury due January 15, 2016	0.161%	45	0.611%	$1,022.75
6.000% Notes due 2016	12626PAG8 /US12626PAG81	0.500% US Treasury due September 30, 2016	0.422%	20	0.622%	$1,072.62

The Tender Offer will expire at 11:59 p.m., New York City time, on May 18, 2015, unless extended or earlier terminated (such time and date, as the same may be extended, the “Expiration Time”). Holders of Notes must validly tender and not validly withdraw their Notes before 11:59 p.m., New York City time, on May 18, 2015, to receive the Total Consideration. Notes validly tendered may be withdrawn at any time prior to the Expiration Time, but not thereafter.

Payment of the Total Consideration to Holders of Notes that are accepted for purchase is expected to be made on May 21, 2015 (the “Settlement Date”). Holders who validly tender and do not validly withdraw their Notes and whose Notes are accepted for purchase in the Offers will also be paid on the Settlement Date accrued and unpaid interest from the last interest payment date up to, but excluding, the Settlement Date.

The Tender Offer is subject to the satisfaction or waiver of certain conditions set forth in the Offer to Purchase.  Neither Offer is conditioned upon any minimum amount of Notes being tendered or the consummation of the other Offer.

CRH America’s obligation to accept any Notes tendered and to pay the Total Consideration are set forth solely in the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery.

CRH America may amend, extend or terminate any Offer at any time in its sole discretion, subject to applicable law. If CRH America takes any of these actions, a public announcement will be made thereof.

CRH America has retained BofA Merrill Lynch to serve as dealer manager for the Tender Offer. D.F. King & Co., Inc. has been retained to serve as the information and tender agent.

For additional information regarding the terms of the Tender Offer, please contact: BofA Merrill Lynch at (888) 292-0070 (toll free), (980) 387-3902 (collect) or +44 20 7995 2929 (in Europe).  Requests for documents may be directed to D.F. King & Co., Inc. at (866) 864-7964 (toll free) or (212) 269-5550 (collect for banks and brokers).

Capitalized terms used but not otherwise defined in this announcement have the meanings given to them in the Offer to Purchase.

This news release is neither an offer to purchase nor a solicitation of an offer to sell Notes, nor is it a solicitation for acceptance of the Tender Offer.  CRH America is making the Tender Offer only by, and pursuant to the terms of, the Offer to Purchase, the Letter of Transmittal and Notice of Guaranteed Delivery.  The Tender Offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.  None of CRH, its management, CRH America, BofA Merrill Lynch or D.F. King & Co., Inc. makes any recommendation as to whether holders should tender, or refrain from tendering, Notes in response to the Tender Offer.

DISCLOSURE NOTICE:  Some statements in this news release may constitute forward-looking statements.  These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements.  A description of risks and uncertainties can be found in the Annual Report on Form 20-F of CRH and its other public filings and press releases.  Except as required by law, neither CRH nor CRH America assumes any obligation to update any forward-looking statements contained in this news release as a result of new information or future events or developments.

For more information contact:

BofA Merrill Lynch
Dealer Manager
Tel: (888) 292-0070 (toll free)
Tel: (980) 387-3902 (collect)
Tel: +44 20 7995 2929 (in Europe)

CRH plc Investor Relations
Tel: +353 1 404 1000